UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

Wallace E. Brockhoff

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
O. Gene Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	397,474.84
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	397,474.84

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			397,474.84

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.1% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

Page 2 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Mariner Wealth Advisors, LLC 20-4553256

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,007

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,007

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.3% *

(14) Type of Reporting Person (See Instructions) IA

* Assumed a total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

Page 3 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,007

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,007

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.3%*

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

Page 4 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Cherona Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	5,031.86
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	5,031.86

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			5,031.86

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			0.1%*

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

Page 5 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Bruce Kusmin

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	2,000
Beneficially
Owned by Each	(8)	Shared Voting Power	0
Reporting
Person	(9)	Sole Dispositive Power	2,000
With
	(10)	Shared Dispositive Power	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			2,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			0.1% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

Page 6 of 12 Pages

Explanatory Note

Item 1. Security and Issuer.

The name of the issuer is Team Financial, Inc., a Kansas corporation (the "Issuer"). The address of the Issuer's offices is 8 West Peoria, Suite 200, Paola, Kansas, 66071. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Common Stock"). This Amendment No. 1 amends the the Schedule 13D filed by the Reporting Persons (as defined below) except Bruce Kusmin on August 21, 2006.

Item 2. Identity and Background.

(a) – (c), (f). This statement is filed by O. Gene Bicknell, Mariner Wealth Advisors, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin (the “Reporting Persons”). This Amendment No. 1 amends the the Schedule 13D filed by the Reporting Persons except Bruce Kusmin on August 21, 2006.

The business address of each of the Reporting Persons is c/o Mariner Wealth Advisors, LLC, 7400 College Boulevard, Suite 205, Overland Park, Kansas 66210.

Mariner Wealth Advisors, LLC is a registered investment advisor and consequently may be deemed to have voting control and investment discretion with respect to securities owned by Mariner Wealth Advisor clients.

Martin C. Bicknell is the manager of Mariner Wealth Advisors and consequently may be deemed to have voting control and investment discretion with respect to securities owned by Mariner Wealth Advisor clients. Martin C. Bicknell is also the son of O. Gene Bicknell and the husband of Cherona Bicknell.

O. Gene Bicknell is an entrepreneur and investor and is also the father of Martin C. Bicknell.

Cherona Bicknell is an investor and is also the wife of Martin C. Bicknell.

Bruce Kusmin is President of Mariner Wealth Advisors and consequently may be deemed to have voting control and investment discretion with respect to securities owned by Mariner Wealth Advisor clients. However, Bruce Kusmin disclaims beneficial ownership of such shares.

(d) – (e). Each Reporting Person states that the Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Each Reporting Person states that it acquired the securities owned by it with its own funds and that, to its knowledge, each of the other Reporting Persons acquired the securities owned by such other Reporting Person with its own funds. The aggregate amount paid for shares of Common Stock reported in this Schedule 13D is approximately $6,131,969.73 .

Page 7 of 12 Pages

Item 4. Purpose of Transaction

The Reporting Persons are investors. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy. None of the Reporting Persons have held any such discussions with the Issuer’s management as of the date of this Schedule 13D.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)–(b)  In the aggregate, the reporting persons beneficially own 406,007 shares of the Issuer's Common Stock, representing 11.3% of its outstanding shares as calculated pursuant to Rule 13d-3. Set forth below is specified information with respect to shares of the Issuer beneficially owned by each of the Reporting Persons as of the date hereof.

O. Gene Bicknell may be deemed to be the beneficial owner of 181,831.84 shares of Common Stock, which represents approximately 11.1% of the outstanding shares of Common Stock. O. Gene Bicknell shares voting power and dispositive power with Mariner Wealth Advisors, LLC and Martin C. Bicknell.

Cherona Bicknell may be deemed to be the beneficial owner of 5,031.86 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Cherona Bicknell shares voting power and dispositive power with Mariner Wealth Advisors, LLC and Martin C. Bicknell.

Mariner Wealth Advisors, LLC, as a registered investment advisor with dispositive power and certain voting power with respect to the shares of Common Stock held in managed accounts for O. Gene Bicknell, Martin Bicknell, Cherona Bicknell and Bruce Kusmin, may be deemed to beneficially own the 406,007 shares of Common Stock beneficially owned by O. Gene Bicknell and Cherona Bicknell, which represents approximately 5.1% of the outstanding shares of Common Stock.

Martin C. Bicknell, as manager of Mariner Wealth Advisors, LLC, may be deemed to be a beneficial owner of any shares of Common Stock of which Mariner Wealth Advisors, LLC is a beneficial owner. Martin C. Bicknell is also the joint tenant with Cherona Bicknell of the shares of Common Stock held by her. Accordingly, Martin C. Bicknell may be deemed to beneficially own the 406,007 shares of Common Stock beneficially owned by O. Gene Bicknell and Cherona Bicknell, which represents approximately 5.1% of the outstanding shares of Common Stock. In addition, Martin C. Bicknell is the son of O. Gene Bicknell and the husband of Cherona Bicknell.

Page 8 of 12 Pages

Bruce Kusmin, as President of Mairiner Wealth Advisors, LLC, may be deemed to be a beneficial owner of any share of Common Stock of which Mariner Wealth Advisors, LLC is a beneficial owner. However, Bruce Kusmin disclaims beneficial ownership of such shares.

The foregoing is not an admission by Mariner Wealth Advisors, LLC or Martin C. Bicknell as to the beneficial ownership of the shares of Common Stock beneficially owned by O. Gene Bicknell and Cherona Bicknell. In addition to the shares of Common Stock disclosed in this Schedule 13D, Mariner Wealth Advisors, LLC clients own approximately 20,000 additional shares of Common Stock, but Mariner Wealth Advisors and Martin C. Bicknell disclaim beneficial ownership of such shares.

All percentage calculations contained in this Schedule 13D are based on an assumed total of 3,598,784 shares outstanding, based on the number reported in the Issuer's Report on Form 8-K filed as of November 6, 2006.

(c)        Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons, all of which were effected in the open market.

(d)	Not applicable
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships known to any of the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

99.1	Joinder to Joint Filing Agreement and Power of Attorney

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Martin C. Bicknell pursuant to

Joint Filing Agreement and Power of Attorney

filed August 21, 2006

O. Gene Bicknell

Dated: November 10, 2006

/s/ Martin C. Bicknell

Martin C. Bicknell

Dated: November 10, 2006

/s/ Martin C. Bicknell pursuant to

Joint Filing Agreement and Power of Attorney

filed August 21, 2006

Cherona Bicknell

Dated: November 10, 2006

/s/ Bruce Kusmin

Bruce Kusmin

Dated: November 10, 2006

MARINER WEALTH ADVISORS, LLC

By: /s/ Martin C. Bicknell

Martin C. Bicknell, Manager

Dated: November 10, 2006

Page 10 of 12 Pages

Schedule A

Reporting Person	Trade Date	Price	Quantity
O. Gene Bicknell	10/20/2006	$15.42	52
	10/20/2006	$15.42	38
	10/24/2006	$15.01	41
	10/24/2006	$15.03	200
	10/24/2006	$15.20	908
	10/24/2006	$15.25	4,232
	10/25/2006	$15.25	302
	10/31/2006	$15.25	14,317
	11/1/2006	$15.50	69,424
	11/1/2006	$15.25	10,073
	11/1/2006	$15.49	503
	11/2/2006	$15.47	76
	11/2/2006	$15.49	196
	11/2/2006	$15.50	57,893
	11/3/2006	$15.50	11,835
	11/9/2006	$15.24	198
	11/9/2006	$15.25	45,355
			215,643

Martin C. Bicknell IRA	11/3/2006	$15.55	1,500

Cherona Bicknell	10/10/2006	$15.50	99
	10/13/2006	$15.50	902
	10/16/2006	$15.50	999
	10/20/2006	$15.42	16
			2,016

Bruce Kusmin	11/8/2006	$15.25	2,000

		TOTAL	221,159

Exhibit 99.1

Joinder to Joint Filing Agreement

And

Power Of Attorney

The undersigned hereby joins the Joint Filing Agreement and Power of Attorney (the "Agreement") filed with the Schedule 13D of O. Gene Bicknell, Martin C. Bicknelll, Mariner Wealth Advisors, LLC, and Cherona Bicknell on August 21, 2006

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agrees to the joint filing on his behalf a statement on Schedule 13-D (including amendments thereto) with respect to the Common Stock of Team Financial, Inc. and that this Joinder to Agreement be included as an Exhibit to such statement.

The undersigned does hereby constitute and appoint Martin C. Bicknell as such undersigned’s true and lawful attorney-in-fact to execute for and on behalf of the undersigned any Schedule 13D (and any amendments thereto) which the undersigned is required to file with the United States Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Team Financial, Inc. The he undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect as to the undersigned until the undersigned is no longer required to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the undersigned’s holdings of and transactions in securities issued by Team Financial, Inc, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

This Joinder may be executed at different times and in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument . The Agreement together with this Joinder shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned hereby executes this Joinder effective as of the last date set forth below.

Date: November 10, 2006

/s/ Bruce Kusmin

Bruce Kusmin